SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________               MASTER
CONSOLIDATED NATURAL GAS COMPANY             :          CERTIFICATE
Pittsburgh, Pennsylvania                     :               of
                                             :          NOTIFICATION
CNG COAL COMPANY                             :             NO. 3
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :         TRANSACTIONS
CNG RESEARCH COMPANY                         :         DURING PERIOD
CNG STORAGE SERVICE COMPANY                  :         _____________
CNG ENERGY SERVICES CORPORATION              :
CNG POWER COMPANY                            :        October 1, 1996
CNG TRANSMISSION CORPORATION                 :            through
CNG PRODUCTS AND SERVICES, INC.              :        December 31, 1996
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :
CONSOLIDATED NATURAL GAS SERVICE             :
  COMPANY, INC.                              :
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
VIRGINIA NATURAL GAS INC.                    :
WEST OHIO GAS COMPANY                        :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-7845, 70-7909, 70-8447          :
          70-8577, 70-8621, 70-8631          :
				70-8853
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making over twenty separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders.  The Master
Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other proceedings.

	By Order dated March 28, 1996 (HCAR No. 26500, "New Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting required by the New Financing Order. Information on external and intrasystem financing of the Consolidated system appears here.

	Part B contains reporting required by other SEC orders. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are attached as exhibits to Part A and Part B respectively, as appropriate.

PART A

EXTERNAL FINANCING BY CONSOLIDATED:
File No. 8667:
_____________

1.	Sale of CNG Common Stock

	Consolidated sold no common stock during this period, except for sales associated with employee benefit plans.

		Price per share:			N/A
		Market Price per share
		as of date of Sales
		Agreement				N/A

	Consolidated sold 132,684 shares of common stock for $6,787,525 pursuant to various employee and shareholder benefit plans during the quarter.
During 1996, Consolidated sold an aggregate of 1,342,008 shares of common stock for $62,158,802 under such plans.
2.	Short Term Debt:  Sale of Commercial Paper, Back Up Lines of Credit.

(a).	During the period, Consolidated issued and sold commercial paper.
The maximum amount of Consolidated's commercial paper outstanding at any time during this period, was $453,000,000 principal amount.

		Amount Outstanding - December 31, 1996 - $374,000,000

(b).	Borrowings under Commercial Paper Backup Lines of Credit.

		There were no borrowings or repayments during this period.

3.	Long Term Debt.

		Consolidated sold $300,000,000 in debentures during this quarter.

		October 16  --  $150,000,000 of 6-7/8% debentures due October 15,
2026.
		December 10 --  $150,000,000 of 6-5/8% debentures due December 1,
2008.

		The description of such securities is hereby incorporated by reference to the material set forth under the captions (i) "Supplemental Description of the New Debentures" in the Prospectus Supplements dated October 16, 1996 and December 10, 1996, respectively, and (ii) "Certain Terms and Conditions of Debt

Securities and Indenture" in the Prospectus which constitutes a part of the Registration Statement on Form S-3, File Nos. 33-49469 and 33-52585, filed under the Securities Act of 1933, as amended. The Prospectus and Prospectus Supplements were filed with the SEC via EDGAR pusuant to Rule 424(b) under such act on October 17, 1996 and December 11, 1996, respectively, and are hereby incorporated by reference.
INTRASYSTEM FINANCING
4.	(a).  Sales of Capital Stock to Consolidated by Subsidiaries.

	                                   Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	CNG Products and           25       $10,000         $250,000
	Services, Inc. ("CNG Products")

		The above transaction between Consolidated and CNG Products occurred
October 21 under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNG Products is energy-related, customer convenience type products and services.  The proceeds of the above described transaction will be used by CNG Products in such business.  The Certificate of Notification as required by Rule 52 on
Form U-6B-2 is filed as  Exhibit A-1.

		                               Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	CNG Energy Services       2,000    $10,000        $20,000,000
	Corporation ("CNG Energy")
		The above transaction between Consolidated and CNG Energy occurred December 23 under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number. The business of CNG Energy is primarily gas and power marketing, along with energy-related activities.
The proceeds of the above described transaction will be used by CNG Energy in such business. The Certificate of Notification as required by Rule 52 on Form U-6B-2 is filed as Exhibit A-2.

	                                   Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	East Ohio Gas            600,000    $50 	       $30,000,000
	Company ("EOG")
		The above transaction between Consolidated and EOG occurred December
30 under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of EOG is that of a gas utility company.  The proceeds of the above described transaction will be used by EOG in such business.  The Certificate of Notification as required by Rule 52 on Form U-6B-2 is filed as Exhibit A-3.

	                                   Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	CNG Power Services       1,500      $10,000        $15,000,000
	Corporation ("CNG Power")

		The above transaction between Consolidated and CNG Power occurred December 31 under an exemption pursuant to Section 32 of the Act and Rule
52 and is not part of the authorizations under this file number. The business of CNG Power is wholesale marketing of electric power. The proceeds of the above described transaction will be used by CNG Power in such business. The Certificate of Notification as required by Rule 52 on Form U-6B-2 is filed as Exhibit A-3.


	(b).  Buy back of stock by subsidiaries.
		On November 15, 1996, CNG Producing Company repurchased 7,600 shares of its stock from the parent at par value ($10,000).  Thus, $76,000,000 was paid to the parent.

		On December 17, 1996, CNG Coal Company repurchased 1,500 shares of its stock from the parent at par value ($10,000). Thus, $15,000,000 was paid to the parent.
PART B
RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:
________________
	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), and April 8, 1994 (HCAR
No. 26021), the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company
("Consolidated") and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration and said orders:
	During the said period, the following transactions occurred:


	Consolidated Natural Gas Company:

   Beginning                                           Ending
    Balance       Contributions     Withdrawals        Balance
_______________  _______________  _______________  _______________

 $386,155,000.00 $483,080,720.00 $453,823,251.00  $415,412,469.00

	Subsidiaries:

                        Beginning                                   Ending
Company                  Balance     Contributions  Withdrawals     Balance
_______                 _________    _____________  ___________     _______

The East Ohio Gas Co. $(205,000,000) $161,500,000 $194,500,000
$(238,000,000)
West Ohio Gas Company   (23,520,000)    6,580,000   10,810,000
(27,750,000)
The Peoples Natural
  Gas Company           (78,675,000)   52,870,000   38,230,000
(64,035,000)
CNG Transmission Corp.    5,740,000    96,950,000  108,395,000
5,705,000
Hope Gas, Inc.           (5,060,000)   18,940,000   26,020,000
(12,140,000)
Consolidated System
    LNG Company          18,500,000     4,445,000    1,680,000
21,265,000
CNG Iroquois              1,790,000             0      310,000
1,480,000
CNG Producing Company    48,230,000   186,660,000  181,310,000
53,580,000
CNG Coal Company         15,075,000       230,000   12,310,000
2,995,000
CNG Pipeline Co.          1,105,000       260,000      210,000
1,155,000
CNG Energy Services    (109,430,000)  156,690,000  142,790,000
(95,530,000)
CNG Storage Services Co.    990,000       910,000      360,000
1,540,000
CNG Power Co.             8,860,000     5,580,000    6,210,000
8,230,000
CNG Power-Cogeneration       75,000             0            0
75,000
CNG Power - Cogen. Dev.  (1,200,000)            0            0
(1,200,000)
Lakewood 6680                     0             0            0
0
Lakewood 7909             9,605,000             0            0
9,605,000
Virginia Natural
  Gas Co., Inc.         (76,800,000)   35,200,000   27,600,000
(69,200,000)
CNG Research Company        100,000       175,000      185,000
90,000
CNG Service Company       3,460,000    18,140,000   23,470,000
1,870,000

File No. 70-7641:
________________
	By orders dated January 9, 1991, February 28, 1991 and May 7, 1991 (HCAR
Nos. 25239, 25263 and 25308, respectively) ("Orders"), in the above-captioned proceeding, the Securities and Exchange Commission
("Commission") permitted the Application-Declaration of CNG Transmission
Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide, through
June 30, 1993, up to $35,000,000 of financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI.
Transmission and CNGI were also authorized by the Orders to provide, through June 30, 1993, up to $35,000,000 in guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"),
respectively, at any one time.  The purpose of the financing was to provide funds to CNGI for use relating to its 9.4% general partnership interest in
Iroquois, which was formed to construct and own an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.
	By order dated July 6, 1993 (HCAR No. 25845), the Commission extended the above-mentioned authorizations through June 30, 1996, up to an aggregate amount of $20 million.  In addition, the Commission pursuant to such Order authorized CNGI and Transmission to obtain letters of credit and/or enter into reimbursement agreements on behalf of Iroquois and CNGI respectively.
	By order dated September 12, 1996 (HCAR No. 26571), the Commission authorized CNGI to increase its ownership in the Iroquois partnership from
9.4 to 16%, and extended certain authorizations through June 30, 2001.
	This Certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out
during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and the Orders.
	(1)	Transmission purchased no shares of common stock during the quarter.
As of this date, CNGI has 2,394 shares of common stock outstanding.
	(2)	No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of
		this date.
	(3)	CNGI made no capital contributions to Iroquois during this quarter.
As of this date, CNGI has cumulatively made $18,151,381 of equity contributions to Iroquois.
	(4)	No distribution was received from Iroquois during this quarter
(representing CNGI's share from the partnership distribution).

File No. 70-7845:
________________
	By Order dated August 27, 1992, HCAR No. 25615, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and its subsidiary, CNG Power Company ("CNG Power") (known as CNG Energy Company prior to a name change effective January 16, 1995), to become effective, thereby authorizing Consolidated to provide CNG Power up to $25,000,000 in financing through December 31, 1997, to be used by CNG Power to engage, through its NGV Division, in NGV activities (as defined in the Application-Declaration). Such financing would be provided by the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof. Effective May 1, 1996, CNG Power became a wholly-owned subsidiary of CNG Energy Services Corporation, a wholly-owned subsidiary of Consolidated, as authorized by Order dated April 22, 1996, HCAR No. 26509.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting for the quarterly period is as follows.

1.	Financial Statements of CNG Power and Its NGV Division.

		The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division, respectively, are filed as Exhibits 7845A and 7845B.

2.	Revenues by LDC and Non-LDC States.

		The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):
		For the Period	Cumulative
		______________	____________

	LDC States	$          0	$          0
	Non-LDC States	           0	           0
		____________	____________

		Total	$          0	$          0
			============	============


3.	NGV Activities - Expenditures and Investments.

	(a)	Joint Investments:


				                      Amount Invested
				___________________________________________________________
		Identity of		    By CNG Power	    By Others	      Total
		Investment Entity,		____________________	__________________
		Other Investors		During		During		During
		and Percentages	    Description	 the		 the		 the
		of Participation	   of Activities	Period	Cumulative	Period	Cumulative	Period	Cumulative
		__________________	___________________	______	__________	______	__________	______	__________

		       None	       None	$    0	 $      0	$    0	 $      0	$    0	 $      0



	(b)	Third Party Financing


				                 Third Party Financing
				____________________________________________________
				         Amount
		Investment Entity in Which	______________________
		CNG Power Has a Direct or	  During
		Indirect Ownership Interest	the Period	Cumulative	Description of Terms
		___________________________	__________	__________	____________________

		           None	 $      0	 $      0	        N/A



	(c)	Financing Obtained by CNG Power from Consolidated to Engage in NGV Activities:


		   Open Account Advances	     Long-Term Loans	       Common Stock
		__________________________	__________________________	__________________________
		For the Period	Cumulative	For the Period	Cumulative	For the Period	Cumulative
		______________	__________	______________	___________	______________	__________

		$            0	$    7,891	$	$	$	$



4.	State Utility Commission Activity.

		There have been no state utility commissions proceedings concerning
NGV Activities of CNG Power for the period.

5.	Description of CNG Power's NGV Activities for the Period.

		There have been no CNG Power NGV activities of any consequence during the period.

                                                               Exhibit
7845A

CNG Power Company
Balance Sheet
December 31, 1996 (Unaudited) (1)
(Thousands of Dollars)

	CNG Power	   NGV
Assets	  Company	 Division
______	__________	__________

Property, plant & equipment
	Total Investment	    6,485	      -
	Less accumulated depreciation	    2,328	      -
			_________	_________
		Net property, plant & equipment	    4,157	      0

Cash		      626
-
Accounts Receivable	   18,842	      -
Inventories	      111	      -
Investments	   35,407	      -
Deferred Charges	        0	      -
			_________	_________
	Total Assets	   59,143	      0
			=========	=========

Stockholders Equity & Liabilities
_________________________________

Capitalization
	Common stock	   22,460	      -
	Retained earnings	    9,964	     (6)
			_________	_________
		Total common stockholders equity	   32,424	     (6)

Long-term notes payable to parent company	   13,083	      -
			_________	_________
		Total capitalization	   45,507	     (6)

Total current liabilities	       94	      6
Accumulated deferred income taxes	   13,542	      -

			_________	_________
		Total stockholder's equity and
		   liabilities	   59,143	      0
			=========	=========


(1)	This balance sheet has not been audited by the Company's independent auditors.

                                                              Exhibit 7845B

CNG Power Company
Income Statement
December 31, 1996 (Unaudited) (1)
(Thousands of Dollars)

	CNG Power	   NGV
	  Company	 Division
	__________	__________

Total operating revenues	        0	     -
Total operating expenses	    2,207
			_________	_______
	Operating income before taxes	   (2,207)	     0

Total estimated income taxes	    2,085	     -
			_________	_______
	Operating income	    (4292)	      0

Other income	      470	     -
Interest charges	        0	     -
			_________	_______

	Net income	   (3,822)	      0
			=========	=======





(1)	This income statement has not been audited by the Company's independent auditors.

File No. 70-7909:
________________
	By Order dated December 26, 1991 (HCAR No. 25446) ("Order") in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Consolidated
Natural Gas Company ("Consolidated"), as amended, to become effective, thereby authorizing Consolidated to provide up to $15 million of financing to CNG Power Company ("CNG Power") (known as CNG Energy Company prior to a name change effective January 16, 1995), for its preliminary project development and administrative activities ("Preliminary Activities") in connection with its possible investments in qualifying and cogeneration facilities located within the United States. Such activities are to be financed through: (1) the purchase of common stock of CNG Energy; (2) open account advances from Consolidated; or (3) long-term loans.
	By Supplemental Order dated October 8, 1992 (HCAR No. 35-25651) ("Supplemental Order"), Consolidated and CNG Power were authorized to fund up to $50 million, through December 31, 1996, to a qualifying cogeneration facility in Lakewood, New Jersey ("Lakewood Project"). The funding will be channeled from Consolidated to CNG Power, from CNG Power to CNG Lakewood,
Inc. ("CNG Lakewood"), from CNG Lakewood to Lakewood Cogeneration, L.P. ("Partnership") and from the Partnership to the Lakewood Project. (Alternatively, CNG Power may bypass CNG Lakewood and invest directly in the Partnership.) The funding will be financed through: (1) common stock acquisitions, (2) open account advances, or (3) long-term loans.
	This Certificate is filed in accordance with Rule 24, as a notification that the transactions authorized by the Order and the Supplemental Order have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
A balance
sheet and income statement, as of the end of the reporting quarter, for the Cogeneration Division of CNG Power are set forth in Exhibits 7909A and 7909B.
	The following table indicates the transactions carried out by CNG Power pursuant to the Order and the Supplemental Order for the quarter and cumulatively:


	Transactions	    Transactions
	Relating to	    Relating to
	   Order	Supplemental Order
	(Preliminary	  (Lakewood after
	 Activities)	      10/8/92)
	____________	___________________

(1)	Issuance of Common
	Stock of CNG Power
	$1,000 par value:
		For this Period	      -0-	      -0-
		Cumulative	      -0-	  10,710,000

(2)	Long-Term Loans:
		For this Period	      -0-	      -0-
		Cumulative	      -0-	   7,140,000

(3)	Open Account Advances:
		For this Period	$     -0-	 $    -0-
		Cumulative	 2,140,000	 $ 8,435,000

(4)	Total Financings:
		For this Period	$     -0-	 $    -0-
		Cumulative	 2,140,000	 $26,285,000

                                                               Exhibit
7909A

CNG Power Company
Power Generation Division Balance Sheet
December 31, 1996 (Unaudited)  (1)
(Thousands of Dollars)

                                                             Power
                                                           Generation
Assets                                                      Division
______                                                    ____________

Property, plant and equipment
     Total investment  . . . . . . . . . . . . . . . . .    $   690
     Less accumulated depreciation . . . . . . . . . . .        360
                                                            _______
            Net property, plant and equipment                   330

Cash  . . . . . . . . . . . . . . . . . . . . . . . . . .         0
Investments, at cost  . . . . . . . . . . . . . . . . . .         0
Investments, at equity  . . . . . . . . . . . . . . . . .    34,913
Accounts receivable . . . . . . . . . . . . . . . . . . .    10,570
Deferred charges  . . . . . . . . . . . . . . . . . . . .         0
                                                            _______

             Total assets . . . . . . . . . . . . . . . .   $45,813
                                                            =======

Stockholder's Equity and Liability
__________________________________

Capitalization
  Common stockholder's equity
    Common stock  . . . . . . . . . . . . . . . . . . . .   $19,340
    Retained earnings . . . . . . . . . . . . . . . . . .    (2,660)
                                                             _______

             Total common stockholder's equity  . . . . .    16,680

Long term notes payable to parent company . . . . . . . .    12,586
                                                            _______

             Total capitalization . . . . . . . . . . . .    29,266

Total current liabilities . . . . . . . . . . . . . . . .     3,652
Accumulated deferred income taxes . . . . . . . . . . . .    12,895
                                                            _______

Total stockholder's equity and liabilities  . . . . . . .   $45,813

(1) This balance sheet has not been audited by the Company's independent auditors.

                                                            Exhibit 7909B

CNG Power Company
Power Generation Division Income Statement
December 31, 1996 (Unaudited)
(Thousands of Dollars)

                                                             Power
                                                          Generation
                                                           Division
                                                         ____________

Total operating revenues  . . . . . . . . . . . . . . . .     $    57

Total operating expenses  . . . . . . . . . . . . . . . .         960

      Operating income before taxes . . . . . . . . . . .        (903)
                                                              _______

Total estimated income taxes  . . . . . . . . . . . . . .         802

      Operating income  . . . . . . . . . . . . . . . . .      (1,705)

Other income  . . . . . . . . . . . . . . . . . . . . . .       3,754

Interest charges . . . . . . . . . . . . . . . . . . . . .      1,168
                                                              _______

           Net income  . . . . . . . . . . . . . . . . .          881
                                                              =======

File No. 70-8447:
________________
	By Order dated October 21, 1994, HCAR No. 26148, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in CNG Market Center Services, Inc. ("CNGMC"). (As of January 16, 1995, CNG Energy Company changed its name to CNG Power
Company.) Such financing would be provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.
	CNGMC -- a special purpose, wholly-owned subsidiary of CNG Power -- owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG Transmission
Corporation (Consolidated's wholly-owned pipeline subsidiary).  The other
50% general partnership interest is owned by Sabine Hub Services Company, a wholly-owned subsidiary of Texaco, Inc.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting required by the Order for the past semi-annual period is as follows:

	(i)	The balance sheet and income statement, as of the end of the reporting period and for such period, for CNGMC, are filed as Exhibits
8447A and 8447B.

	(ii)	Description of CNGMC Activities for the Period.

			The CNG/Sabine Center began operations on November 1, 1994.  The number of customers and volumes continue to increase.  The Center averaged about 500,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is about 1,000,000 dekatherms.
			For this reporting period's the Center's transactions consisted of about 40% transmission or wheeling, 10% loaning; 20% parking, and
30% intra-hub or title transfer services.
			As of the current date, the Center has 104 customers under
contract.  While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

                                                         Exhibit 8447A

CNG Power Company
Balance Sheet
CNG Market Center Services, Inc.
December 31, 1996 (Unaudited) (1)

Assets	  CNGMC
______	__________

Property, plant & equipment
	Total Investment	     --
	Less accumulated depreciation	     --
		Net property, plant & equipment	     --

Cash		  423,041
Accounts Receivable	     --
Inventories	     --
Investments at Cost	  360,706
Deferred Charges	     --
			 ________
	Total Assets	  783,747
			 ========


Stockholders Equity & Liabilities
_________________________________

Capitalization
	Common stock	 100,000
	Retained earnings	 249,886
			________
		Total common stockholders equity	 349,886

Long-term notes payable to parent company	    --
			________
		Total capitalization	 349,886

Total current liabilities	 427,861
Accumulated deferred income taxes	   6,000
			________
		Total stockholder's equity and
		   liabilities	$783,747
			========

(1)	This balance sheet has not been audited by the Company's independent auditors.


       23                                                         Exhibit
8447B

CNG Power Company
Income Statement
CNG Market Center Services, Inc.
December 31, 1996 (Unaudited) (1)

	  CNGMC
	__________

Total operating revenues	     --
Total operating expenses	  104,874
			_________
	Operating income before taxes	  104,874

Total estimated income taxes	  176,000
			_________
	Operating income	  280,874

Other income	  557,476
Interest charges	        5
			_________

	Net income	  276,597
			=========



(1)	This income statement has not been audited by the Company's independent auditors.

File No. 70-8577:
________________
	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated Natural Gas Company ("CNG") and CNG Energy Services
Corporation ("Energy Services") to engage in the business of providing certain energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.
	Energy Services formed a new special-purpose subsidiary  --  CNG
Products and Services  --   to engage in the new business.  (Originally
"CNG Special Products and Services, Inc.", the name was changed to CNG
Products and Services, Inc., effective November 20, 1995.) The Customer Services are offered as a convenience to utility customers.
	This Certificate -- a quarterly report -- is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.
	Revenues from Customers Services for this period are $1,168,413.20. The only Customers Services being offered at this time are the Service Line Maintenance Program and Appliance Repair Plus Program.

File No. 70-8621:
________________
	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services") -- a wholly-owned subsidiary of Consolidated Natural Gas
Company ("CNG"), a registered holding company -- to acquire ownership interests with nonaffiliates in projects that involve gas related activities.
	This Certificate -- a semi-annual report -- is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
	Energy Services has the following investments in nonaffilatied entities:

(1).  MAIN PASS GAS GATHERING SYSTEM

	As of December 31, 1996, Energy Services has invested $18,558,102. The original general partnership -- Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico -- was merged December 31, 1996, with another general partnership, Dauphin Island Gathering Partners, which operates a nearby system. Energy Services' special-purpose subsidiary -- CNG Main Pass Gas Gathering Corporation -- is the "CNG partner" holding a 13.6 percent interest in the new partnership. Other partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company.

(2).  MAIN PASS OIL GATHERING SYSTEM
	As of December 31, 1996, Energy Services has invested $12,902,662 in a general partnership -- Main Pass Oil Gathering
Company   --  which operates a new pipeline system in the Main
Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Energy Services' special-purpose subsidiary -- CNG Oil Gathering Corporation -- is the "CNG Partner" in this partnership, holding a 33-1/3 percent interest in the partnership. Other parties are subsidiaires of PanEnergy Corporation and Amoco.

	To date, no parent guarantees have been issued -- by CNG for the account of Energy Services or by Energy Services for any of its subsidiaries -- for any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8853:
_________________
		By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG
Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power
Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.
		There has been no transaction activity initiated pursuant to the above-referenced Order.

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY
			CNG COAL COMPANY
			CNG PRODUCING COMPANY
			CNG PIPELINE COMPANY
			CNG RESEARCH COMPANY
			CNG STORAGE SERVICE COMPANY
			CNG ENERGY SERVICES CORPORATION
			CNG POWER COMPANY
			CNG TRANSMISSION CORPORATION
			CNG PRODUCTS AND SERVICES, INC.
			CNG MARKET CENTER SERVICES, INC.
			CNG FINANCIAL SERVICES, INC.
			CONSOLIDATED NATURAL GAS SERVICE
			  COMPANY, INC.
			CONSOLIDATED SYSTEM LNG COMPANY
			HOPE GAS, INC.
			THE EAST OHIO GAS COMPANY
			THE PEOPLES NATURAL GAS COMPANY
			VIRGINIA NATURAL GAS INC.
			THE EAST OHIO GAS COMPANY AS SUCCESSOR TO
			WEST OHIO GAS COMPANY


			J. M. Hostetler
			Their Attorney

Dated this 18th day
of April, 199